UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13D-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13D-2(a)

(Amendment No. 24)*

Emerson Radio Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

291087203

(CUSIP Number)

Francis Hui

The Grande Holdings Limited

11th Floor, The Grande Building

398 Kwun Tong Road

Kowloon, Hong Kong

852-92371885

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

September 26, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 291087203

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above person (entities only) S&T International Distribution Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 15,243,283 shares of Common Stock
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 15,243,283 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,243,283 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

61.6% based on 24,736,868 shares of common stock outstanding as of August 31, 2017, pursuant to the Issuer’s Form 8-K filed with the Commission on September 5, 2017, and press release relating to the Issuer’s repurchase activity under its stock repurchase program, which reduced its outstanding shares from 26,994,244 shares of common stock outstanding as of August 12, 2017, as reported by the Issuer on its Form 10-Q for the quarterly period ended June 30, 2017, filed with the Commission on August 14, 2017.

14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 291087203

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above person (entities only) Grande N.A.K.S. Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 15,243,283 shares of Common Stock
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 15,243,283 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,243,283 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

61.6% based on 24,736,868 shares of common stock outstanding as of August 31, 2017, pursuant to the Issuer’s Form 8-K filed with the Commission on September 5, 2017, and press release relating to the Issuer’s repurchase activity under its stock repurchase program, which reduced its outstanding shares from 26,994,244 shares of common stock outstanding as of August 12, 2017, as reported by the Issuer on its Form 10-Q for the quarterly period ended June 30, 2017, filed with the Commission on August 14, 2017.

14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 291087203

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above person (entities only) The Grande Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 15,243,283 shares of Common Stock
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 15,243,283 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,243,283 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

61.6% based on 24,736,868 shares of common stock outstanding as of August 31, 2017, pursuant to the Issuer’s Form 8-K filed with the Commission on September 5, 2017, and press release relating to the Issuer’s repurchase activity under its stock repurchase program, which reduced its outstanding shares from 26,994,244 shares of common stock outstanding as of August 12, 2017, as reported by the Issuer on its Form 10-Q for the quarterly period ended June 30, 2017, filed with the Commission on August 14, 2017.

14	TYPE OF REPORTING PERSON (See Instructions) CO

This statement on Schedule 13D/A (the “Statement”) amends the Schedule 13D relating to shares of common stock (the “Shares”), of Emerson Radio Corp. (“Emerson”), as originally filed with the Securities and Exchange Commission (the “Commission”) on December 15, 2005 (the “Initial Statement”) by The Grande Holdings Limited (“Grande Holdings”), Grande N.A.K.S. Ltd. (“N.A.K.S.”), S&T International Distribution Ltd. (“S&T” and, together with Grande Holdings and N.A.K.S., the “Reporting Persons”), and The Grande Group Limited (“GGL”), as amended by Amendment No. 1, dated March 7, 2006 (“Amendment No. 1”), Amendment No. 2, dated May 9, 2006 (“Amendment No. 2”), Amendment No. 3, dated May 25, 2006 (“Amendment No. 3”), Amendment No. 4, dated June 15, 2006 (“Amendment No. 4”), Amendment No. 5, dated July 7, 2006 (“Amendment No. 5”), Amendment No. 6, dated July 28, 2006 (“Amendment No. 6”), Amendment No. 7, dated August 10, 2006 (“Amendment No. 7”), Amendment No. 8, dated September 19, 2006 (“Amendment No. 8”), Amendment No. 9, dated November 8, 2006 (“Amendment No. 9”), Amendment No. 10, dated February 7, 2007 (“Amendment No. 10”), Amendment No. 11, dated October 1, 2007 (“Amendment No. 11”), Amendment No. 12, dated November 1, 2007 (“Amendment No. 12”), Amendment No. 13, dated October 19, 2009 (“Amendment No. 13”), Amendment No. 14, dated July 5, 2012 (“Amendment No. 14”), Amendment No. 15, dated April 2, 2013 (“Amendment No. 15”), Amendment No. 16, dated August 9, 2013 (“Amendment No. 16”), and Amendment No. 17, dated September 13, 2013 (“Amendment No. 17”), Amendment No. 18, dated October 15, 2013 (“Amendment No. 18”), Amendment No. 19, dated January 15, 2014 (“Amendment No. 19”), Amendment No. 20, dated May 12, 2014 (“Amendment No. 20”), Amendment No. 21, dated June 11, 2014 (“Amendment No. 21”), Amendment No. 22, dated May 26, 2016 (“Amendment No. 22”) and Amendment No. 23, dated June 19, 2017 (“Amendment No. 23” and, together with the Initial Statement, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18, Amendment No. 19, Amendment No. 20, Amendment No. 21 and Amendment No. 22, the “Previous Filings”).

Item 2. Identity and Background.

Item 2 of the Statement is hereby amended and restated in its entirety as follows:

“This statement is filed on behalf of each of the following Reporting Persons:

(1) Grande Holdings, a Bermuda corporation engaged in investment holding, the executive offices of which are located at 11th Floor, The Grande Building, 398 Kwun Tong Road, Kowloon, Hong Kong.

(2) N.A.K.S., a British Virgin Islands corporation engaged in purchasing, selling or holding of securities or other investments, the executive offices of which are at 11th Floor, The Grande Building, 398 Kwun Tong Road, Kowloon, Hong Kong.

(3) S&T, a British Virgin Islands corporation engaged in purchasing, selling or holding of securities or other investments, the executive offices of which are at 11th Floor, The Grande Building, 398 Kwun Tong Road, Kowloon, Hong Kong.

Each of the Reporting Persons is party to that certain Joint Filing Agreement previously filed herewith as Exhibit 17. Accordingly the Reporting Persons are hereby filing a joint Schedule 13D.

As of the date of this Statement, S&T has the direct power to vote and direct the disposition of the 15,243,283 Shares (the “Emerson Shares”). As the sole parent of S&T, N.A.K.S. has the indirect power to vote and dispose of the Emerson Shares held for the account of S&T. As the sole parent of N.A.K.S., Grande Holdings has the indirect power to vote and dispose of the Emerson Shares held for the account of S&T.

Set forth on Annex A to this Statement is a chart setting forth, with respect to each executive officer, director and controlling person of each Reporting Person, his or her name, residence or business address, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship, in each case as of the date hereof.

During the last five years, no Reporting Person nor any person listed on Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons nor any persons listed on Annex A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

It is the understanding of the Reporting Persons that as September 26, 2017, Accolade (PTC) Inc., as trustee of the Ho Family Trust, no longer holds an indirect majority interest in Grande Holdings, and as a result no longer beneficially controls the voting and disposition of the 15,243,283 shares of Emerson common stock beneficially owned by Grande Holdings through certain of Grande Holdings’ subsidiaries.

It is the understanding of the Reporting Persons that as September 26, 2017, Wealth Warrior Global Limited (“Wealth Warrior”) holds a direct majority interest in Grande Holdings, and as a result beneficially controls the voting and disposition of the 15,243,283 shares of Emerson beneficially owned by Grande Holdings through certain of Grande Holdings’ subsidiaries.

Item 5. Interest in Securities of the Issuer.

Item 5 of this Statement is hereby amended and restated in its entirety as follows:

S&T is the record owner of the Emerson Shares. As the sole stockholder of S&T, N.A.K.S. may be deemed to own beneficially the Emerson Shares. As the sole stockholder of N.A.K.S, Grande Holdings may be deemed to own beneficially the Emerson Shares.

It is the understanding of the Reporting Persons that: Mr. Tan Bingzhao is the ultimate beneficial owner and the sole director of Wealth Warrior Global Limited; Wealth Warrior Global Limited holds a majority of the stock of Grande Holdings; and, as a result, Mr. Tan Bingzhao may be deemed to own beneficially the Emerson Shares.

(a) Each of the Reporting Persons may be deemed to own beneficially 61.6% of the Shares of Emerson, which percentage is calculated based upon 24,736,868 shares of common stock outstanding as of August 31, 2017, pursuant to Emerson’s Form 8-K filed with the Commission on September 5, 2017, and press release relating to Emerson’s repurchase activity under its stock repurchase program, which reduced its outstanding shares from 26,994,244 shares of common stock outstanding as of August 12, 2017, as reported by Emerson on its Form 10-Q for the quarterly period ended June 30, 2017, filed with the Commission on August 14, 2017. Each of the Reporting Persons, except S&T, disclaims beneficial ownership of the Emerson Shares.

(b)	For each Reporting Person, the following are the number of shares as to which such person has:

i. sole power to vote or to direct the vote: 0 shares.

ii. shared power to vote or to direct the vote: 15,243,283 shares.

iii. sole power to dispose or to direct the disposition: 0 shares.

iv. shared power to dispose or to direct the disposition: 15,243,283 shares.

(c)	None of the Reporting Persons has effected any transaction in the Emerson Shares during the last 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Emerson Shares beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 7. Material to Be Filed as Exhibits.

Item 7 of this Statement is hereby supplemented by adding the following exhibit:

Exhibit 18: Announcement by The Grande Holdings Limited, dated September 28, 2017.**

**	Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE GRANDE HOLDINGS LIMITED

Dated: October 3, 2017	By:	/s/ Francis Hui
	Name:	Francis Hui
	Title:	Company Secretary

GRANDE N.A.K.S. LTD

Dated: October 3, 2017	By:	/s/ Francis Hui
	Name:	Francis Hui
	Title:	Company Secretary

S&T INTERNATIONAL DISTRIBUTION LTD.

Dated: October 3, 2017	By:	/s/ Francis Hui
	Name:	Francis Hui
	Title:	Company Secretary

ANNEX A

Set forth below is the name, business address, present principal occupation or employment and citizenship of each director, executive officer and controlling person of The Grande Holdings Limited (“Grande Holdings”). The principal address of each individual listed below, unless otherwise indicated below, is the current business address for Grande Holdings, 11th Floor, The Grande Building, 398 Kwun Tong Road, Kowloon, Hong Kong.

Name and Business Address	Position with Reporting Person	Present Principal Occupation or Employment	Citizenship
Wealth Warrior Global Limited Unit C, 32/F, TML Tower, 3 Hoi Shing Road, Tsuen Wan, Hong Kong	Controlling Shareholder	Not applicable	British Virgin Islands

Duncan Hon	Chief Executive Officer and Executive Director	Chief Executive Officer and Executive Director of Grande Holdings	Chinese

Eduard William Rudolf Helmuth Will	Non-executive Director	Investment Banker	German

Manjit Singh Gill 57 Cantonment Road, Singapore 089755, Singapore	Executive Director	Managing Director of Vigers Group Pte Ltd	Singapore

Lau Ho Kit, Ivan Room 304, Kai Tak Commercial Building, 317 Des Voeux Road Central, Sheung Wan, Hong Kong	Independent Non-executive Director	Certified Public Accountant	Chinese

Victor Chen Xiaoping 12th Floor, Entertainment Building, 30 Queens Road Central, Central, Hong Kong	Independent Non-executive Director	Director and Chief Executive Officer of Ricco Capital (Holdings) Limited	Chinese

Michael Binney	Group Chief Financial Officer and Executive Director	Group Chief Financial Officer and Executive Director of Grande Holdings	British

Set forth below is the name, business address, present principal occupation or employment and citizenship of each director, executive officer and controlling person of Grande N.A.K.S. Limited (“NAKS”). The principal address of each individual listed below, unless otherwise indicated below, is the current business address for NAKS (c/o The Grande Holdings Limited), 11th Floor, The Grande Building, 398 Kwun Tong Road, Kowloon, Hong Kong.

Name and Business Address	Position with Reporting Person	Present Principal Occupation or Employment	Citizenship

The Grande Holdings Limited	Controlling Shareholder	Not applicable	Bermuda

Duncan Hon	Director	Chief Executive Officer and Executive Director of Grande Holdings	Chinese

Michael Binney	Director	Group Chief Financial Officer and Executive Director of Grande Holdings	British

Set forth below is the name, business address, present principal occupation or employment and citizenship of each director, executive officer and controlling person of S&T International Distribution Ltd. (“S&T”). The principal address of each individual listed below, unless otherwise indicated below, is the current business address for S&T (c/o The Grande Holdings Limited), 11th Floor, The Grande Building, 398 Kwun Tong Road, Kowloon, Hong Kong.

Name and Business Address	Position with Reporting Person	Present Principal Occupation or Employment	Citizenship

Grande N.A.K.S. Ltd	Controlling Shareholder	Not applicable	British Virgin Islands

Duncan Hon	Director	Chief Executive Officer and Executive Director of Grande Holdings	Chinese

Michael Binney	Director	Group Chief Financial Officer and Executive Director of Grande Holdings	British